Exhibit 99.5

Incorporation No. BC0206251

BUSINESS CORPORATIONS ACT

ARTICLES

OF

RED WHITE & BLOOM BRANDS INC.
Table of Contents

PART 1 – INTERPRETATION2

PART 2 – SHARES AND SHARE CERTIFICATES3

PART 3 – ISSUE OF SHARES4

PART 4 – SHARE TRANSFERS4

PART 5 – ACQUISITION OF SHARES5

PART 6 – BORROWING POWERS5

PART 7 – GENERAL MEETINGS5

PART 8 – PROCEEDINGS AT MEETINGS OF SHAREHOLDERS7

PART 9 – ALTERATIONS AND RESOLUTIONS10

PART 10 – VOTES OF SHAREHOLDERS11

PART 11 – DIRECTORS14

PART 12 – ELECTION AND REMOVAL OF DIRECTORS15

PART 13 – PROCEEDINGS OF DIRECTORS21

PART 14 – COMMITTEES OF DIRECTORS23

PART 15 – OFFICERS24

PART 16 – CERTAIN PERMITTED ACTIVITIES OF DIRECTORS24

PART 17 – INDEMNIFICATION25

PART 18 – AUDITOR25

PART 19 – DIVIDENDS25

PART 20 – ACCOUNTING RECORDS26

PART 21 – EXECUTION OF INSTRUMENTS26

PART 22 – NOTICES27

PART 23 – RESTRICTION ON SHARE TRANSFER28

PART 24 – SPECIAL RIGHTS AND RESTRICTIONS28

Incorporation No. BC0206251

BUSINESS CORPORATIONS ACT

ARTICLES

OF

RED WHITE & BLOOM BRANDS INC.
(the “Company”)

PART 1  – INTERPRETATION

1.1Definitions

Without limiting Article 1.2, in these Articles, unless the context requires otherwise:

(a)“adjourned meeting” means the meeting to which a meeting is adjourned under Article 8.6 or 8.9;

(b)“board” and “directors” mean the board of directors of the Company for the time being;

(c)“Business Corporations Act” means the Business Corporations Act, S.B.C. 2002, c.57, and includes its regulations;

(d)“Company” means Red White & Bloom Brands Inc.;

(e)“Interpretation Act” means the Interpretation Act, R.S.B.C. 1996, c. 238; and

(f)“trustee”, in relation to a shareholder, means the personal or other legal representative of the shareholder, and includes a trustee in bankruptcy of the shareholder.

1.2Business Corporations Act definitions apply

The definitions in the Business Corporations Act apply to these Articles.

1.3Interpretation Act applies

The Interpretation Act applies to the interpretation of these Articles as if these Articles were an enactment.

1.4Conflict in definitions

If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles.

1.5Conflict between Articles and legislation

If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

PART 2 – SHARES AND SHARE CERTIFICATES

2.1Form of share certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.2Shareholder Entitled to Certificate or Acknowledgement

Unless the shares are uncertificated shares, each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgement of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all.

2.3Sending of share certificate

Any share certificate to which a shareholder is entitled may be sent to the shareholder by mail and neither the Company nor any agent is liable for any loss to the shareholder because the certificate sent is lost in the mail or stolen.

2.4Replacement of worn out or defaced certificate

If the directors are satisfied that a share certificate is worn out or defaced, they must, on production to them of the certificate and on such other terms, if any, as they think fit:

(a)order the certificate to be cancelled; and

(b)issue a replacement share certificate.

2.5Replacement of lost, stolen or destroyed certificate

If a share certificate is lost, stolen or destroyed, a replacement share certificate must be issued to the person entitled to that certificate if the directors receive:

(a)proof satisfactory to them that the certificate is lost, stolen or destroyed; and

(b)any indemnity the directors consider adequate.

2.6Splitting share certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name 2 or more certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Company must cancel the surrendered certificate and issue replacement share certificates in accordance with that request.

2.7Shares may be uncertificated

Notwithstanding any other provisions of this Part, the directors may, by resolution, provide that:

(a)the shares of any or all of the classes and series of the Company’s shares may be uncertificated shares; or

(b)any specified shares may be uncertificated shares.

PART 3 – ISSUE OF SHARES

3.1Directors authorized to issue shares

The directors may, subject to the rights of the holders of the issued shares of the Company, issue, allot, sell, grant options on or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices that the directors, in their absolute discretion, may determine.

3.2Company need not recognize unregistered interests

Except as required by law or these Articles, the Company need not recognize or provide for any person’s interests in or rights to a share unless that person is the shareholder of the share.

PART 4 – SHARE TRANSFERS

4.1Recording or registering transfer

A transfer of a share of the Company must not be registered

(a)unless a duly signed instrument of transfer in respect of the share has been received by the Company and the certificate (or acceptable documents pursuant to Article 2.5 hereof) representing the share to be transferred has been surrendered and cancelled; or

(b)if no certificate has been issued by the Company in respect of the share, unless a duly signed instrument of transfer in respect of the share has been received by the Company.

4.2Form of instrument of transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

4.3Signing of instrument of transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer, or, if no number is specified, all the shares represented by share certificates deposited with the instrument of transfer:

(a)in the name of the person named as transferee in that instrument of transfer; or

(b)if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the share certificate is deposited for the purpose of having the transfer registered.

4.4Enquiry as to title not required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

4.5Transfer fee

There must be paid to the Company, in relation to the registration of any transfer, the amount determined by the directors from time to time.

PART 5 – ACQUISITION OF SHARES

5.1Company authorized to purchase shares

Subject to the special rights and restrictions attached to any class or series of shares, the Company may, if it is authorized to do so by the directors, purchase or otherwise acquire any of its shares.

5.2Company authorized to accept surrender of shares

The Company may, if it is authorized to do so by the directors, accept a surrender of any of its shares.

5.3Company authorized to convert fractional shares into whole shares

The Company may, if it is authorized to do so by the directors, convert any of its fractional shares into whole shares in accordance with, and subject to the limitations contained in, the Business Corporations Act.

PART 6 – BORROWING POWERS

6.1Powers of directors

The directors may from time to time on behalf of the Company:

(a)borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b)issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and at any discount or premium and on such other terms as they consider appropriate;

(c)guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future assets and undertaking of the Company.

PART 7 – GENERAL MEETINGS

7.1Annual general meetings

Unless an annual general meeting is deferred or waived in accordance with section 182(2)(a) or (c) of the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual general meeting.

7.2When annual general meeting is deemed to have been held

If all of the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 7.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

7.3Calling of shareholder meetings

The directors may, whenever they think fit, call a meeting of shareholders.

7.4Notice for meetings of shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting and to each director, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a)if and for so long as the Company is a public company, 21 days;

(b)otherwise, 10 days.

7.5Record date for notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a)if and for so long as the Company is a public company, 21 days;

(b)otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

7.6Record date for voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

7.7Failure to give notice and waiver of notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

7.8Notice of special business at meetings of shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 8.1, the notice of meeting must:

(a)state the general nature of the special business; and

(b)if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i)at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice, and

(ii)during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

PART 8– PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

8.1Special business

At a meeting of shareholders, the following business is special business:

(a)at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting or the election or appointment of directors;

(b)at an annual general meeting, all business is special business except for the following:

(i)business relating to the conduct of or voting at the meeting,

(ii)consideration of any financial statements of the Company presented to the meeting,

(iii)consideration of any reports of the directors or auditor,

(iv)the setting or changing of the number of directors,

(v)the election or appointment of directors,

(vi)the appointment of an auditor,

(vii)the setting of the remuneration of an auditor,

(viii)business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution, and

(ix)any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

8.2Special resolution

The votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

8.3Quorum

Subject to the special rights and restrictions attached to the shares of any affected class or series of shares, the quorum for the transaction of business at a meeting of shareholders is one or more persons, present in person or by proxy.

8.4Other persons may attend

The directors, the president, if any, the secretary, if any, and any lawyer or auditor for the Company are entitled to attend any meeting of shareholders, but if any of those persons do attend a meeting of shareholders, that person is not to be counted in the quorum, and is not entitled to vote at the meeting, unless that person is a shareholder or proxy holder entitled to vote at the meeting.

8.5Requirement of quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote at the meeting is present at the commencement of the meeting.

8.6Lack of quorum

If, within 1/2 hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a)in the case of a general meeting convened by requisition of shareholders, the meeting is dissolved; and

(b)in the case of any other meeting of shareholders, the shareholders entitled to vote at the meeting who are present, in person or by proxy, at the meeting may adjourn the meeting to a set time and place.

8.7Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(a)the chair of the board, if any;

(b)if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

8.8Alternate chair

At any meeting of shareholders, the directors present must choose one of their number to be chair of the meeting if: (a) there is no chair of the board or president present within 15 minutes after the time set for holding the meeting; (b) the chair of the board and the president are unwilling to act as chair of the meeting; or (c) if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting.  If, in any of the foregoing circumstances, all of the directors present decline to accept the position of chair or fail to choose one of their number to be chair of the meeting, or if no director is present, the shareholders present in person or by proxy must choose any person present at the meeting to chair the meeting.

8.9Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

8.10Notice of adjourned meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

8.11Motion need not be seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

8.12Manner of taking a poll

Subject to Article 8.13, if a poll is duly demanded at a meeting of shareholders:

(a)the poll must be taken

(i)at the meeting, or within 7 days after the date of the meeting, as the chair of the meeting directs, and

(ii)in the manner, at the time and at the place that the chair of the meeting directs;

(b)the result of the poll is deemed to be a resolution of, and passed at, the meeting at which the poll is demanded; and

(c)the demand for the poll may be withdrawn.

8.13Demand for a poll on adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

8.14Demand for a poll not to prevent continuation of meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

8.15Poll not available in respect of election of chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

8.16Casting of votes on poll

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

8.17Chair must resolve dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the same, and his or her determination made in good faith is final and conclusive.

8.18Chair has no second vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a casting or second vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

8.19Declaration of result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting.

8.20Meetings by telephone or other communications medium

A shareholder or proxy holder who is entitled to participate in a meeting of shareholders may do so in person, or by telephone or other communications medium, if all shareholders and proxy holders participating in the meeting are able to communicate with each other; provided, however, that nothing in this Section shall obligate the Company to take any action or provide any facility to permit or facilitate the use of any communications medium at a meeting of shareholders.  If one or more shareholders or proxy holders participate in a meeting of shareholders in a manner contemplated by this Article 8.20:

(a)each such shareholder or proxy holder shall be deemed to be present at the meeting; and

(b)the meeting shall be deemed to be held at the location specified in the notice of the meeting.

PART 9 – ALTERATIONS AND RESOLUTIONS

9.1Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may by resolution of the directors:

(a)create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)if the Company is authorized to issue shares of a class of shares with par value:

(i)decrease the par value of those shares,

(ii)if none of the shares of that class of shares are allotted or issued, increase the par value of those shares,

(iii)subdivide all or any of its unissued or fully paid issued shares with par value into shares of smaller par value, or

(iv)consolidate all or any of its unissued or fully paid issued shares with par value into shares of larger par value;

(d)subdivide all or any of its unissued or fully paid issued shares without par value;

(e)change all or any of its unissued or fully paid issued shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value;

(f)alter the identifying name of any of its shares;

(g)consolidate all or any of its unissued or fully paid issued shares without par value; or

(h)otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

9.2Change of Name

The Company may by resolution of the directors authorize an alteration to its Notice of Articles in order to change its name or adopt or change any translation of that name.

9.3Other Alterations or Resolutions

If the Business Corporations Act does not specify:

(a)the type of resolution and these Articles do not specify another type of resolution, the Company may by resolution of the directors authorize any act of the Company, including without limitation, an alteration of these Articles; or

(b)the type of shareholders’ resolution and these Articles do not specify another type of shareholders’ resolution, the Company may by ordinary resolution authorize any act of the Company.

PART 10 – VOTES OF SHAREHOLDERS

10.1Voting rights

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint registered holders of shares under Article 10.3:

(a)on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote at the meeting has one vote; and

(b)on a poll, every shareholder entitled to vote has one vote in respect of each share held by that shareholder that carries the right to vote on that poll and may exercise that vote either in person or by proxy.

10.2Trustee of shareholder may vote

A person who is not a shareholder may vote on a resolution at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting in relation to that resolution, if, before doing so, the person satisfies the chair of the meeting at which the resolution is to be considered, or satisfies all of the directors present at the meeting, that the person is a trustee for a shareholder who is entitled to vote on the resolution.

10.3Votes by joint shareholders

If there are joint shareholders registered in respect of any share:

(a)any one of the joint shareholders, but not both or all, may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b)if more than one of the joint shareholders is present at any meeting, personally or by proxy, the joint shareholder present whose name stands first on the central securities register in respect of the share is alone entitled to vote in respect of that share.

10.4Trustees as joint shareholders

Two or more trustees of a shareholder in whose sole name any share is registered are, for the purposes of Article 10.3, deemed to be joint shareholders.

10.5Representative of a corporate shareholder

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a)for that purpose, the instrument appointing a representative must

(i)be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least 2 business days before the day set for the holding of the meeting, or

(ii)unless the notice of the meeting provides otherwise, be provided, at the meeting, to the chair of the meeting; and

(b)if a representative is appointed under this Article 10.5,

(i)the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder, and

(ii)the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

10.6When proxy provisions do not apply

Articles 10.7 to 10.13 do not apply to the Company if and for so long as it is a public company.

10.7Appointment of proxy holder

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint a proxy holder to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

10.8Alternate proxy holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

10.9When proxy holder need not be shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(a)the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 10.5;

(b)the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(c)the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

10.10Form of proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

(Name of Company)

The undersigned, being a shareholder of the above named Company, hereby appoints ....................................... or, failing that person, ......................................., as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders to be held on the day of and at any adjournment of that meeting.

Signed this .......... day of .............................................., .................

...............................................................
Signature of shareholder

10.11Provision of proxies

A proxy for a meeting of shareholders must:

(a)be received at the registered office of the Company or at any other place specified in the notice calling the meeting for the receipt of proxies, at least the number of business days specified in the notice or, if no number of days is specified, 2 business days before the day set for the holding of the meeting; or

(b)unless the notice of the meeting provides otherwise, be provided at the meeting to the chair of the meeting.

10.12Revocation of proxies

Subject to Article 10.13, every proxy may be revoked by an instrument in writing that is:

(a)received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)provided at the meeting to the chair of the meeting.

10.13Revocation of proxies must be signed

An instrument referred to in Article 10.12 must be signed as follows:

(a)if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her trustee; or

(b)if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 10.5.

10.14Validity of proxy votes

A vote given in accordance with the terms of a proxy is valid despite the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a)at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)by the chair of the meeting, before the vote is taken.

10.15Production of evidence of authority to vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

PART 11 – DIRECTORS

11.1First directors; number of directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 12.7, is set at:

(a)subject to paragraphs (b) and (c), the number of directors that is equal to the number of the Company’s first directors;

(b)if the Company is a public company, the greater of three and the number most recently elected by ordinary resolution (whether or not previous notice of the resolution was given); and

(c)if the Company is not a public company, the number most recently elected by ordinary resolution (whether or not previous notice of the resolution was given).

11.2Change in number of directors

If the number of directors is set under Articles 11.1(b) or 11.1(c):

(a)the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b)if, contemporaneously with setting that number, the shareholders do not elect or appoint the directors needed to fill vacancies in the board of directors up to that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

11.3Directors’ acts valid despite vacancy

An act or proceeding of the directors is not invalid merely because fewer directors have been appointed or elected than the number of directors set or otherwise required under these Articles.

11.4Qualifications of directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

11.5Remuneration of directors

The directors are entitled to the remuneration, if any, for acting as directors as the directors may from time to time determine.  If the directors so decide, the remuneration of the directors will be determined by the shareholders.  That remuneration may be in addition to any salary or other remuneration paid to a director in such director’s capacity as an officer or employee of the Company.

11.6Reimbursement of expenses of directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

11.7Special remuneration for directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

11.8Gratuity, pension or allowance on retirement of director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

PART 12 – ELECTION AND REMOVAL OF DIRECTORS

12.1Election at annual general meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 7.2:

(a)the shareholders entitled to vote at the annual general meeting for the election of directors may elect, or in the unanimous resolution appoint, a board of directors consisting of up to the number of directors for the time being set under these Articles; and

(b)all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

12.2Consent to be a director

No election, appointment or designation of an individual as a director is valid unless:

(a)that individual consents to be a director in the manner provided for in the Business Corporations Act;

(b)that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c)with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

12.3Failure to elect or appoint directors

If:

(a)the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 7.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(b)the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 7.2, to elect or appoint any directors;

then each director in office at such time continues to hold office until the earlier of:

(c)the date on which his or her successor is elected or appointed; and

(d)the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

12.4Directors may fill casual vacancies

Any casual vacancy occurring in the board of directors may be filled by the remaining directors.

12.5Remaining directors’ power to act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or for the purpose of summoning a meeting of shareholders to fill any vacancies on the board of directors or for any other purpose permitted by the Business Corporations Act.

12.6Shareholders may fill vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, and the directors have not filled the vacancies pursuant to Article 12.5 above, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

12.7Additional directors

Notwithstanding Articles 11.1 and 11.2, between annual general meetings or unanimous resolutions contemplated by Article 7.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 12.7 must not at any time exceed:

(a)one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b)in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 12.7.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 12.1(a), but is eligible for re-election or re-appointment.

12.8Ceasing to be a director

A director ceases to be a director when:

(a)the term of office of the director expires;

(b)the director dies;

(c)the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d)the director is removed from office pursuant to Articles 12.9 or 12.10.

12.9Removal of director by shareholders

The Shareholders may, by special resolution, remove any director before the expiration of his or her term of office, and may, by ordinary resolution, elect or appoint a director to fill the resulting vacancy.  If the shareholders do not contemporaneously elect or appoint a director to fill the vacancy created by the removal of a director, then the directors may appoint, or the shareholders may elect or appoint by ordinary resolution, a director to fill that vacancy.

12.10Removal of director by directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

12.11Nominations of directors

(a)Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company.

(b)Nominations of persons for election to the board may be made at any annual meeting of shareholders or at any special meeting of shareholders (if one of the purposes for which the special meeting was called was the election of directors):

(i)by or at the direction of the board, including pursuant to a notice of meeting;

(ii)by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act, or a requisition of the shareholders made in accordance with the provisions of the Business Corporations Act; or

(iii)any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving of the notice provided for below in this Article 12.11 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Article 12.11.

(c)In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof (as provided for in Article 12.11(d)) in proper written form to the secretary of the Company at the principal executive offices of the Company.

(d)To be timely, a Nominating Shareholder’s notice to the secretary of the Company must be given:

(i)in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement (as defined below) of the date of the annual meeting was made, notice by the Nominating Shareholder may be given not later than the close of business on the tenth (10th) day after the Notice Date in respect of such meeting; and

(ii)in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

(e)To be in proper written form, a Nominating Shareholder’s notice to the secretary of the Company must set forth:

(i)as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

A.the name, age, business address and residential address of the person,

B.the principal occupation or employment of the person during the past five years,

C.the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice,

D.a statement as to whether such person would be “independent” of the Company (as such term is defined under Applicable Securities Laws (as defined below)) if elected as a director at such meeting and the reasons and basis for such determination,

E.a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such Nominating Shareholder and beneficial owner, if any, and their respective affiliates and associates, or others acting jointly or in concert therewith, on the one hand, and such nominee, and his or her respective associates, or others acting jointly or in concert therewith, on the other hand, and

F.any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws; and

(ii)as to the Nominating Shareholder giving the notice:

A.any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company,

B.the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of the record by the Nominating Shareholder as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and

C.any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws (as defined below).

(f)The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

(g)The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the provisions set forth in this Article 12.11 and, if any proposed nomination is not in compliance with such provisions, to declare that such defective nomination shall be disregarded.

(h)For purposes of this Article 12.11:

(i)“Affiliate”, when used to indicate a relationship with a person, means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person;

(ii)“Applicable Securities Laws” means the Securities Act (British Columbia) and the equivalent legislation in the other provinces and in the territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statutes, and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each of the applicable provinces and territories of Canada;

(iii)“Associate”, when used to indicate a relationship with a specified person, means:

A.any corporation or trust of which such person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such corporation or trust for the time being outstanding,

B.any partner of that person,

C.any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity,

D.a spouse of such specified person,

E.any person of either sex with whom such specified person is living in a conjugal relationship outside marriage, or

F.any relative of such specified person or of a person mentioned in clauses D or E of this definition if that relative has the same residence as the specified person;

(iv)“Derivatives Contract” means a contract between two parties (the “Receiving Party” and the “Counterparty”) that is designed to expose the Receiving Party to economic benefits and risks that correspond substantially to the ownership by the Receiving Party of a number of shares in the capital of the Company or securities convertible into such shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the “Notional Securities”), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares in the capital of the Company or securities convertible into such shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate governmental authority shall not be deemed to be Derivatives Contracts;

(v)“owned beneficially” or “owns beneficially” means, in connection with the ownership of shares in the capital of the Company by a person:

A.any such shares as to which such person or any of such person’s Affiliates or Associates owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing,

B.any such shares as to which such person or any of such person’s Affiliates or Associates has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing,

C.any such shares which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty’s Affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such person or any of such person’s Affiliates or Associates is a Receiving Party; provided, however, that the number of shares that a person owns beneficially pursuant to this clause in connection with a particular Derivatives Contract shall not exceed the number of Notional Securities with respect to such Derivatives Contract; provided, further, that the number of securities owned beneficially by each Counterparty (including their respective Affiliates and Associates) under a Derivatives Contract shall for purposes of this clause be deemed to include all securities that are owned beneficially, directly or indirectly, by any other Counterparty (or any of such other Counterparty’s Affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty’s Affiliates or Associates) is a Receiving Party and this proviso shall be applied to successive Counterparties as appropriate, and

D.any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities; and

(vi)“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company or its agents under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(i)Notwithstanding any other provision of this Article 12.11, notice given to the secretary of the Company pursuant to this Article 12.11 may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid provided that receipt of confirmation of such transmission has been received) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(j)Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Article 12.11.

PART 13 – PROCEEDINGS OF DIRECTORS

13.1Meetings of directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the board held at regular intervals may be held at the place and at the time that the board may by resolution from time to time determine.

13.2Chair of meetings

Meetings of directors are to be chaired by:

(a)the chair of the board, if any;

(b)in the absence of the chair of the board, the president, if any, if the president is a director; or

(c)any other director chosen by the directors if:

(i)neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting,

(ii)neither the chair of the board nor the president, if a director, is willing to chair the meeting, or

(iii)the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

13.3Voting at meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

13.4Meetings by telephone or other communications medium

A director may participate in a meeting of the directors or of any committee of the directors in person, or by telephone or other communications medium, if all directors participating in the meeting are able to communicate with each other.  A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 13.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

13.5Who may call extraordinary meetings

A director may call a meeting of the board at any time.  The secretary, if any, must on request of a director, call a meeting of the board.

13.6Notice of extraordinary meetings

Subject to Articles 13.7 and 13.8, if a meeting of the board is called under Article 13.4, reasonable notice of that meeting, specifying the place, date and time of that meeting, must be given to each of the directors:

(a)by mail addressed to the director’s address as it appears on the books of the Company or to any other address provided to the Company by the director for this purpose;

(b)by leaving it at the director’s prescribed address or at any other address provided to the Company by the director for this purpose; or

(c)orally, by delivery of written notice or by telephone, voice mail, e-mail, fax or any other method of legibly transmitting messages.

13.7When notice not required

It is not necessary to give notice of a meeting of the directors to a director if:

(a)the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed or is the meeting of the directors at which that director is appointed;

(b)the director has filed a waiver under Article 13.9; or

(c)the director attends such meeting.

13.8Meeting valid despite failure to give notice

The accidental omission to give notice of any meeting of directors to any director, or the non-receipt of any notice by any director, does not invalidate any proceedings at that meeting.

13.9Waiver of notice of meetings

Any director may file with the Company a notice waiving notice of any past, present or future meeting of the directors and may at any time withdraw that waiver with respect to meetings of the directors held after that withdrawal.

13.10Effect of waiver

After a director files a waiver under Article 13.9 with respect to future meetings of the directors, and until that waiver is withdrawn, notice of any meeting of the directors need not be given to that director unless the director otherwise requires in writing to the Company.

13.11Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is a majority of the directors.

13.12If only one director

If, in accordance with Article 11.1, the number of directors is one, the quorum necessary for the transaction of the business of the directors is one director, and that director may constitute a meeting.

PART 14 – COMMITTEES OF DIRECTORS

14.1Appointment of committees

The directors may, by resolution:

(a)appoint one or more committees consisting of the director or directors that they consider appropriate;

(b)delegate to a committee appointed under paragraph (a) any of the directors’ powers, except:

(i)the power to fill vacancies in the board,

(ii)the power to change the membership of, or fill vacancies in, any committee of the board, and

(iii)the power to appoint or remove officers appointed by the board; and

(c)make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution.

14.2Obligations of committee

Any committee formed under Article 14.1, in the exercise of the powers delegated to it, must:

(a)conform to any rules that may from time to time be imposed on it by the directors; and

(b)report every act or thing done in exercise of those powers to the earliest meeting of the directors to be held after the act or thing has been done.

14.3Powers of board

The board may, at any time:

(a)revoke the authority given to a committee, or override a decision made by a committee, except as to acts done before such revocation or overriding;

(b)terminate the appointment of, or change the membership of, a committee; and

(c)fill vacancies in a committee.

14.4Committee meetings

Subject to Article 14.2(a):

(a)the members of a directors’ committee may meet and adjourn as they think proper;

(b)a directors’ committee may elect a chair of its meetings but, if no chair of the meeting is elected, or if at any meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c)a majority of the members of a directors’ committee constitutes a quorum of the committee; and

(d)questions arising at any meeting of a directors’ committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting has no second or casting vote.

PART 15 – OFFICERS

15.1Appointment of officers

The board may, from time to time, appoint a president, secretary or any other officers that it considers necessary or desirable, and none of the individuals appointed as officers need be a member of the board.

15.2Functions, duties and powers of officers

The board may, for each officer:

(a)determine the functions and duties the officer is to perform;

(b)entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c)from time to time revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

15.3Remuneration

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the board thinks fit and are subject to termination at the pleasure of the board.

PART 16 – CERTAIN PERMITTED ACTIVITIES OF DIRECTORS

16.1Other office of director

A director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

16.2No disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise.

16.3Professional services by director or officer

Subject to compliance with the provisions of the Business Corporations Act, a director or officer of the Company, or any corporation or firm in which that individual has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such corporation or firm is entitled to remuneration for professional services as if that individual were not a director or officer.

16.4Remuneration and benefits received from certain entities

A director or officer may be or become a director, officer or employee of, or may otherwise be or become interested in, any corporation, firm or entity in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other corporation, firm or entity.

PART 17 – INDEMNIFICATION

17.1Indemnification of directors

The directors must cause the Company to indemnify its directors and former directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by Division 5 of Part 5 of the Business Corporations Act.

17.2Deemed contract

Each director is deemed to have contracted with the Company on the terms of the indemnity referred to in Article 17.1.

PART 18 – AUDITOR

18.1Remuneration of an auditor

The directors may set the remuneration of the auditor of the Company.

18.2Waiver of appointment of an auditor

The Company shall not be required to appoint an auditor if all of the shareholders of the Company, whether or not their shares otherwise carry the right to vote, resolve by a unanimous resolution to waive the appointment of an auditor.  Such waiver may be given before, on or after the date on which an auditor is required to be appointed under the Business Corporations Act, and is effective for one financial year only.

PART 19 – DIVIDENDS

19.1Declaration of dividends

Subject to the rights, if any, of shareholders holding shares with special rights as to dividends, the directors may from time to time declare and authorize payment of any dividends the directors consider appropriate.

19.2No notice required

The directors need not give notice to any shareholder of any declaration under Article 19.1.

19.3Directors may determine when dividend payable

Any dividend declared by the directors may be made payable on such date as is fixed by the directors.

19.4Dividends to be paid in accordance with number of shares

Subject to the rights of shareholders, if any, holding shares with special rights as to dividends, all dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

19.5Manner of paying dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of paid up shares or fractional shares, bonds, debentures or other debt obligations of the Company, or in any one or more of those ways, and, if any difficulty arises in regard to the distribution, the directors may settle the difficulty as they consider expedient, and, in particular, may set the value for distribution of specific assets.

19.6Dividend bears no interest

No dividend bears interest against the Company.

19.7Fractional dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

19.8Payment of dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed:

(a)subject to paragraphs (b) and (c), to the address of the shareholder;

(b)subject to paragraph (c), in the case of joint shareholders, to the address of the joint shareholder whose name stands first on the central securities register in respect of the shares; or

(c)to the person and to the address as the shareholder or joint shareholders may direct in writing.

19.9Receipt by joint shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

PART 20 – ACCOUNTING RECORDS

20.1Recording of financial affairs

The board must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the provisions of the Business Corporations Act.

PART 21 – EXECUTION OF INSTRUMENTS

21.1Who may attest seal

The Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signature or signatures of:

(a)any 2 directors;

(b)any officer, together with any director;

(c)if the Company has only one director, that director; or

(d)any one or more directors or officers or persons as may be determined by resolution of the directors.

21.2Sealing copies

For the purpose of certifying under seal a true copy of any resolution or other document, the seal must be impressed on that copy and, despite Article 21.1, may be attested by the signature of any director or officer.

21.3Execution of documents not under seal

Any instrument, document or agreement for which the seal need not be affixed may be executed for and on behalf of and in the name of the Company by any one director or officer of the Company, or by any other person appointed by the directors for such purpose.

PART 22 – NOTICES

22.1Method of giving notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a)mail addressed to the person at the applicable address for that person as follows:

(i)for a record mailed to a shareholder, the shareholder’s registered address,

(ii)for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class, or

(iii)in any other case, the mailing address of the intended recipient;

(b)delivery at the applicable address for that person as follows, addressed to the person:

(i)for a record delivered to a shareholder, the shareholder’s registered address,

(ii)for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class,

(iii)in any other case, the delivery address of the intended recipient;

(c)sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d)sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e)physical delivery to the intended recipient; or

(f)such other manner of delivery as is permitted by applicable legislation governing electronic delivery.

22.2Deemed receipt of mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 22.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

22.3Certificate of sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 22.1, prepaid and mailed or otherwise sent as permitted by Article 22.1 is conclusive evidence of that fact.

22.4Notice to joint shareholders

A notice, statement, report or other record may be provided by the Company to the joint registered shareholders of a share by providing the notice to the joint registered shareholder first named in the central securities register in respect of the share.

22.5Notice to trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a)mailing the record, addressed to them:

(i)by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description, and

(ii)at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b)if an address referred to in Article 22.5(a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

PART 23 – RESTRICTION ON SHARE TRANSFER

23.1Application

Article 23.2 does not apply to the Company if and for so long as it is a public company.

23.2Consent required for transfer

No shares may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

PART 24 - SPECIAL RIGHTS AND RESTICTIONS

24.1Preferred shares issuable in series

The Preferred shares may include one or more series and, subject to the Business Corporations Act, the directors may, by resolution, if none of the shares of that particular series are issed, alter the Articles of the Company and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of the following:

(a)Determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;

(b)Create an identifying name for the shares of that series or alter any such identifying name; and

(c)Attach special rights or restrictions to the shares of that series, or alter any such rights or restrictions.

Full Name and signature of director	Date of Signing

“Stuart Wooldridge” ___________________________ STUART WOOLDRIDGE	February, 24, 2015

RESOLUTIONS OF THE DIRECTORS OF

TIDAL ROYALTY CORP.

(the “Company”)

The undersigned, being all of the Company’s directors, hereby consent to and adopt in writing the following resolutions as of the 8th day of May, 2018.

SERIES 1 CONVERTIBLE PREFERRED SHARES

WHEREAS the Company’s authorized capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value;

AND WHEREAS pursuant to the Company’s Articles it may issue preferred shares in one or more series, and the board of directors may create, define and attach rights and restrictions to the shares of each series, subject to the rights and restrictions attached to preferred shares as a class, such rights could include conversion, retraction and redemption rights, and preference with respect to the payment of dividends and the repayment of capital, the distribution of assets on liquidation; and

AND WHEREAS the Company wishes to create a new class of preferred shares titled “Series 1 Convertible Preferred Shares” with the attributes and rights as set out in the Terms of the Series 1 Convertible Preferred Shares (the “Statement of Terms”), attached hereto as Appendix “A”.

BE IT RESOLVED THAT:

1.that the board hereby creates a Series 1 Convertible Preferred Share class (the “Series 1 Shares”) of the capital of the Company, in furtherance of the creation of this Series 1 Shares class, the board adopts the attached Statement of Terms, as the designation, rights, preferences and limitations for the Series 1 Shares.

2.that any director or officer of the Company be hereby authorized to execute and deliver on behalf of the Company the Series 1 Shares substantially in the form presented to the board of directors with such changes thereto as the person executing the same shall approve, such approval to be conclusively evidenced by the execution and delivery thereof.

3.that the Company shall reserve sufficient shares of Common Shares for issuance pursuant to the conversion rights for the Series 1 Shares.

4.Any director or officer of the Company is hereby authorized and instructed to complete, execute and file or cause to be filed on behalf of the Company such reports pursuant to applicable securities legislation as he may be advised by counsel are necessary or desirable in respect of the Series 1

Shares.

5.that the officers of this corporation are, and each acting alone is, hereby authorized to do and perform any and all such acts, including execution of any and all documents and certificates, as such officers shall deem necessary or advisable, to carry out the purposes and intent of the foregoing resolutions.

6.that any actions taken by such officers prior to the date of the foregoing resolutions adopted hereby that are within the authority conferred thereby are hereby ratified, confirmed and approved as the acts and deeds of this corporation.

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These resolutions may be signed by the directors in as many counterparts as may be necessary, each of which so signed will be deemed to be an original (and each signed copy sent by facsimile transmission or other electronic means will be deemed to be an original), and such counterparts together will constitute one and the same instruments and notwithstanding the date of execution will be deemed to bear the date set forth above.

“Stuart Woodridge” Stuart Wooldridge	“Theo van der Linde” Theo van der Linde
“Brendan Purdy” Brendan Purdy	“Paul Rosen” Paul Rosen

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Appendix “A”

STATEMENT OF TERMS OF SERIES 1 CONVERTIBLE PREFERRED SHARES

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TIDAL ROYALTY CORP.

TERMS OF SERIES 1 CONVERTIBLE PREFERRED SHARES

1.Designation and Number of Shares. There shall hereby be created and established a series of preferred shares of Tidal Royalty Corp. (the “Company”) designated as “Series 1 Convertible Preferred Shares” (the “Series 1 Preferred Shares”). The authorized number of Series 1 Preferred Shares shall be unlimited. Capitalized terms not defined herein shall have the meaning as set forth in Section 18 below.  No dividends shall accrue or be payable with respect to the Series 1 Preferred Shares except as set forth in Section 8 below.

2.Ranking.  Except with respect to any future series of preferred shares of senior rank to the Series 1 Preferred Shares in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (collectively, the “Senior Preferred Shares”) or the Series 1 Preferred Shares and any future series of preferred shares of pari passu rank to the Series 1 Preferred Shares in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (collectively, the “Parity Shares”), all shares of capital stock of the Company shall be junior in rank to all Series 1 Preferred Shares with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company provided same are issued in accordance with the terms hereof (collectively, the “Junior Shares”). The rights of all such shares of the Company shall be subject to the rights, powers, preferences and privileges of the Series 1 Preferred Shares set forth herein. For the avoidance of doubt, in no circumstance will a Series 1 Preferred Share have any rights subordinate or otherwise inferior to the rights of shares of Parity Shares or Common Shares (as defined below).

3.Conversion. Each Series 1 Preferred Share shall be convertible into validly issued, fully paid and non-assessable Common Shares on the terms and conditions set forth in this Section 3.

(a)Holder’s Conversion Right. Subject to the provisions of Section 3(e), at any time or times on or after the Initial Issuance Date, each holder of a Series 1 Preferred Share (each, a “Holder” and collectively, the “Holders”) shall be entitled to convert any whole number of Series 1 Preferred Shares into validly issued, fully paid and non-assessable Common Shares in accordance with Section 3(c) at the Conversion Rate (as defined below).

(b)Conversion Rate. The number of validly issued, fully paid and non-assessable Common Shares issuable upon conversion of each Series 1 Preferred Share pursuant to Section 3(a) shall initially be set at 1:1 (the “Conversion Rate”), subject to adjustment as provided herein.

No fractional Common Shares are to be issued upon the conversion of any Series 1 Preferred Shares. If the issuance would result in the issuance of a fraction of a Common Share, the Company shall round such fraction of a Common Share down to the nearest whole Common Share.

(c)Mechanics of Conversion. The conversion of each Series 1 Preferred Share shall be conducted in the following manner:

(i)Holder’s Conversion. To convert a Series 1 Preferred Share into validly issued, fully paid and non-assessable Common Shares on any Business Day (a “Conversion Date”), a Holder shall deliver (whether via facsimile or otherwise), for receipt on or prior to 11:59 p.m., Calgary time, on such date, a copy of an executed notice of conversion of the Series 1 Preferred Shares subject to such conversion in the form attached hereto as Exhibit I (the “Conversion Notice”) to the Company. Within five (5) Business Days following a Conversion Notice of any such Series 1 Preferred Shares as aforesaid, such Holder shall surrender to a nationally recognized overnight delivery service for delivery to the Company the original certificates representing the Series 1 Preferred Shares (the “Preferred Share Certificates”) so converted as aforesaid.

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(ii)Company’s Response. On or before the fifth (5th) Business Day following the date of receipt by the Company of the original certificates representing the Series 1 Preferred Shares subject to the Conversion Notice, the Company shall issue and deliver, or cause to be issued and delivered (via reputable overnight courier) to the address as specified in such Conversion Notice, a certificate, registered in the name of such Holder or its designee, for the number of Common Shares to which such Holder shall be entitled. If the number of Series 1 Preferred Shares represented by the Preferred Share Certificate(s) submitted for conversion pursuant to Section 3(c)(i) is greater than the number of Series 1 Preferred Shares being converted, then the Company shall issue and deliver to such Holder (or its designee) a new Preferred Share Certificate representing the number of Series 1 Preferred Shares not converted.

(iii)Record Holder. The Person or Persons entitled to receive the Common Shares issuable upon a conversion of Series 1 Preferred Shares shall be treated for all purposes as the record holder or holders of such Common Shares on the Conversion Date.

(iv)Pro Rata Conversion. In the event the Company receives a Conversion Notice from more than one Holder for the same Conversion Date and the Company can convert some, but not all, of such Series 1 Preferred Shares submitted for conversion, the Company shall convert from each Holder electing to have Series 1 Preferred Shares converted on such date a pro rata amount of such Holder’s Series 1 Preferred Shares submitted for conversion on such date based on the number of Series 1 Preferred Shares submitted for conversion on such date by such Holder relative to the aggregate number of Series 1 Preferred Shares submitted for conversion on such date.

(v) Determinations of the Company. Any question arising with respect to pro rata conversions or any adjustments pursuant to Section 4 shall, absent manifest error, be conclusively determined by the Company and such determination shall, absent manifest error, be binding upon all of the Holders of Series 1 Preferred Shares.

(d)Taxes. The Company shall pay any and all documentary, stamp, transfer (but only in respect of the registered holder thereof), issuance and other similar taxes that may be payable with respect to the issuance and delivery of Common Shares upon the conversion of Series 1 Preferred Shares.

(e)Limitation on Beneficial Ownership.  Notwithstanding anything to the contrary contained herein, the Series 1 Preferred Shares held by a Holder shall not be convertible by such Holder, and the Company shall not effect any conversion of any Series 1 Preferred Shares held by such Holder, to the extent (but only to the extent) that such Holder or any of its affiliates would beneficially own, or exercise direction or control over, in excess of 9.99% (the “Maximum Percentage”) of the issued and outstanding Common Shares. To the extent the above limitation applies, the determination of whether the Series 1 Preferred Shares held by such Holder shall be convertible (vis-à-vis other convertible, exercisable or exchangeable securities owned or controlled by such Holder or any of its affiliates) and of which such securities shall be convertible, exercisable or exchangeable (as among all such securities owned or controlled by such Holder and its affiliates) shall, subject to such Maximum Percentage limitation, be determined on the basis of the first submission to the Company for conversion, exercise or exchange (as the case may be). No prior inability of a Holder to convert Series 1 Preferred Shares, or of the Company to issue Common Shares to such Holder, pursuant to this Section 3(e) shall have any effect on the applicability of the provisions of this Section 3(e) with respect to any subsequent determination of convertibility or issuance (as the case may be). For purposes of this Section 3(e), beneficial ownership and all determinations and calculations (including, without limitation, with respect to calculations of percentage ownership) shall be determined in accordance with applicable securities law. The provisions of this Section 3(e) shall be implemented in a manner otherwise than in strict conformity with the terms of this Section 3(e) to correct this Section 3(e) (or any portion hereof) which may be defective or inconsistent with the intended Maximum Percentage beneficial ownership limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such Maximum Percentage limitation. The limitations contained in this Section 3(e) shall apply to a successor holder of Series 1 Preferred Shares.  For any reason at any time, upon the written or oral request of a Holder, the Company shall within one (1) Business Day confirm orally and in writing to such Holder the number of Common Shares then outstanding, including by virtue of any prior conversion or

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exercise of convertible or exercisable securities into Common Shares, including, without limitation, pursuant to these terms or securities issued pursuant to the other Transaction Documents.

4.Adjustments.

(a)Adjustment of Conversion Rate upon Subdivision or Combination of Common Shares. Without limiting any provision of Section 8 if the Company at any time on or after the Initial Issuance Date subdivides (by any share split, share dividends, recapitalization or otherwise) its outstanding Common Shares into a greater number of shares, the Conversion Rate in effect immediately prior to such subdivision will be proportionately increased. Without limiting any provision of Section 8, if the Company at any time on or after the Initial Issuance Date combines (by combination, reverse share split or otherwise) its outstanding Common Shares into a smaller number of shares, the Conversion Rate in effect immediately prior to such combination will be proportionately decreased. Any adjustment pursuant to this Section 4 shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this Section 4 occurs during the period that a Conversion Rate is calculated hereunder, then the calculation of such Conversion Rate shall be adjusted appropriately to reflect such event.

(b)Rights Upon Fundamental Transactions.   The Company shall not enter into or be party to a Fundamental Transaction unless the Successor Entity assumes in writing all of the obligations of the Company under these terms in accordance with the provisions of this Section 4(b) pursuant to written agreements in form and substance satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Series 1 Preferred Shares in exchange for such Series 1 Preferred Shares a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to these terms and having similar ranking to the Series 1 Preferred Shares, and reasonably satisfactory to the Required Holders. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of these terms and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under these terms and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein and therein. In addition to the foregoing, upon consummation of a Fundamental Transaction, the Successor Entity shall deliver to each Holder confirmation that there shall be issued upon conversion of the Series 1 Preferred Shares at any time after the consummation of such Fundamental Transaction, in lieu of the Common Shares (or other securities, cash, assets or other property (except such items still issuable under Section 4(a), which shall continue to be receivable thereafter)) issuable upon the conversion of the Series 1 Preferred Shares prior to such Fundamental Transaction, such shares of a publicly traded common shares (or their equivalent) of the Successor Entity (including its Parent Entity) that each Holder would have been entitled to receive upon the happening of such Fundamental Transaction had all the Series 1 Preferred Shares held by each Holder been converted immediately prior to such Fundamental Transaction (without regard to any limitations on the conversion of the Series 1 Preferred Shares contained herein), as adjusted in accordance with the provisions herein. The provisions of this Section 4(b) shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion of the Series 1 Preferred Shares.

5.Authorized Common Shares. The Company shall reserve and authorize for issuance such number of Common Shares as required to satisfy the conversion of each Series 1 Preferred Share. So long as any of the Series 1 Preferred Shares are outstanding, the Company shall take all action necessary to reserve and authorize for issuance such number of Common Shares as required to satisfy the conversion of the number of outstanding Series 1 Preferred Shares, as of any given date, at the then applicable Conversion Rate, without taking into account any limitations on the issuance of securities set forth herein).

6.Voting Rights.  Holders of Series 1 Preferred Shares shall have no voting rights, except as required by law and as expressly provided in these terms.  Subject to Section 3(e), to the extent that holders of the Series 1 Preferred Shares are entitled to vote on a matter with holders of Common Shares, voting together as one class, each Series 1 Preferred Share shall entitle the holder thereof to cast that number of votes per share as is equal to the number of Common Shares into which it is then convertible (subject to the ownership

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limitations specified in Section 3(e) hereof) using the record date for determining the shareholders of the Company eligible to vote on such matters as the date as of which the Conversion Rate is calculated. Holders of the Series 1 Preferred Shares shall be entitled to written notice of all shareholder meetings or written consents (and copies of proxy materials and other information sent to shareholders) with respect to which they would be entitled to vote, which notice would be provided pursuant to the Company’s bylaws and applicable law.

7.Liquidation, Dissolution, Winding-Up. In the event of a Liquidation Event, the Holders shall be entitled to receive in cash out of the assets of the Company, whether from capital or from earnings available for distribution to its shareholders (the “Liquidation Funds”), before any amount shall be paid to the holders of any Junior Shares, an amount per Series 1 Preferred Share equal to the amount per share such Holder would receive if such Holder converted such Series 1 Preferred Shares into Common Shares immediately prior to the date of such payment, provided that if the Liquidation Funds are insufficient to pay the full amount due to the Holders and holders of Parity Shares, then each Holder and each holder of Parity Shares shall receive a percentage of the Liquidation Funds equal to the full amount of Liquidation Funds payable to such Holder and such holder of Parity Shares as a liquidation preference, in accordance with their respective terms, as a percentage of the full amount of Liquidation Funds payable to all holders of Series 1 Preferred Shares and all holders of Parity Shares. To the extent necessary, the Company shall cause such actions to be taken by each of its Subsidiaries so as to enable, to the maximum extent permitted by law, the proceeds of a Liquidation Event to be distributed to the Holders in accordance with this Section 7. All the preferential amounts to be paid to the Holders under this Section 7 shall be paid or set apart for payment before the payment or setting apart for payment of any amount for, or the distribution of any Liquidation Funds of the Company to the holders of shares of Junior Shares in connection with a Liquidation Event as to which this Section 7 applies.

8.Participation. In addition to any adjustments pursuant to Section 4, the Holders shall, as holders of Series 1 Preferred Shares, be entitled to receive such dividends paid and distributions made to the holders of Common Shares to the same extent as if such Holders had converted each Series 1 Preferred Share held by each of them into Common Shares (without regard to any limitations on conversion herein or elsewhere) and had held such Common Shares on the record date for such dividends and distributions. Payments under the preceding sentence shall be made concurrently with the dividend or distribution to the holders of Common Shares (provided, however, to the extent that a Holder’s right to participate in any such dividend or distribution would result in such Holder exceeding the Maximum Percentage, then such Holder shall not be entitled to participate in such dividend or distribution to such extent (or the beneficial ownership of any such Common Shares as a result of such dividend or distribution to such extent) and such dividend or distribution to such extent shall be held in abeyance for the benefit of such Holder until such time, if ever, as its right thereto would not result in such Holder exceeding the Maximum Percentage).

9.Vote to Change the Terms of or Issue Series 1 Preferred Shares. In addition to any other rights provided by law, except where the vote or written consent of the holders of a greater number of shares is required by law or by another provision of the constating documents of the Company, without first obtaining the affirmative vote at a meeting duly called for such purpose or the written consent without a meeting of the Required Holders, voting together as a single class, the Company shall not: (a) amend or repeal any provision of, or add any provision to, the constating documents of the Company, or file any certificate of amendment, if such action would adversely alter or change in any respect the preferences, rights, privileges or powers, or restrictions provided for the benefit, of the Series 1 Preferred Shares, regardless of whether any such action shall be by means of amendment to the constating documents of the Company or by merger, consolidation or otherwise.

10.Restrictions on Transfer. In addition to any restrictions imposed by applicable law, the transfer of Series 1 Preferred Shares shall be restricted in that no holder shall be entitled to transfer any such share or shares without: (i) the approval of the directors of the Company expressed by a resolution passed at a meeting of the board of directors or by a written resolution signed by all of the directors of the Company and (ii) if applicable, approval of the exchange on which any of the Company’s securities are listed and which exercises regulatory oversight over the Company.

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11.Lost or Stolen Certificates. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of any certificates representing Series 1 Preferred Shares (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of an indemnification undertaking by the applicable Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of the certificate(s), the Company shall execute and deliver new certificate(s) of like tenor and date.

12.Remedies, Other Obligations, Breaches and Injunctive Relief. The remedies provided in these terms shall be cumulative and in addition to all other remedies available under these terms, at law or in equity (including a decree of specific performance and/or other injunctive relief), and no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy. Nothing herein shall limit any Holder’s right to pursue actual and consequential damages for any failure by the Company to comply with the terms hereof.  Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by a Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder may cause irreparable harm to the Holders and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, each Holder shall be entitled, in addition to all other available remedies, to seek an injunction restraining any such breach or any such threatened breach, without the necessity of showing economic loss and without any bond or other security being required, to the extent permitted by applicable law. The Company shall provide all information and documentation to a Holder that is reasonably requested by such Holder to enable such Holder to confirm the Company’s compliance with the terms and conditions of these terms.

13.Noncircumvention. The Company hereby covenants and agrees that the Company will not, by amendment of its constating documents or through any reorganization, transfer of assets, consolidation, merger, plan of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms hereof, and will at all times in good faith carry out all the provisions these terms and take all action as may be reasonably required to protect the rights of the Holders. Without limiting the generality of the foregoing or any other provision of these terms, the Company (i) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable Common Shares upon the conversion of Series 1 Preferred Shares and (ii) shall, so long as any Series 1 Preferred Shares are outstanding, take all action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the conversion of the Series 1 Preferred Shares, the maximum number of Common Shares as shall from time to time be necessary to effect the conversion of the Series 1 Preferred Shares then outstanding (without regard to any limitations on conversion contained herein).

14.Failure or Indulgence Not Waiver. No failure or delay on the part of a Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.

15.Notices. The Company shall provide each Holder of Series 1 Preferred Shares with prompt written notice of all actions taken pursuant to the terms hereof, including in reasonable detail a description of such action and the reason therefor. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery, electronic mail, telegram, or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice.  Any notice or other communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by facsimile, with accurate confirmation generated by the transmitting facsimile machine, or electronic mail at the address or number designated below (if delivered on a Business Day during normal business hours

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where such notice is to be received), or the first Business Day following such delivery (if delivered other than on a Business Day during normal business hours where such notice is to be received) or (b) on the second Business Day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be: (i) if to the Company, to 789 West Pender Street, Suite 810, Vancouver, BC V6C 1H2; and if to the Holder to the address in the Conversion Notice. Without limiting the generality of the foregoing, the Company shall give written notice to each Holder (i) promptly following any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least five (5) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any grant, issuances, or sales of any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property to all holders of shares of Common Shares as a class or (C) for determining rights to vote with respect to any dissolution or liquidation, provided, in each case, that such information shall be made known to the public prior to, or simultaneously with, such notice being provided to any Holder.

16.Series 1 Preferred Shares Register. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to the Holders), a register for the Series 1 Preferred Shares, in which the Company shall record the name, address, electronic mail and facsimile number of the Persons in whose name the Series 1 Preferred Shares have been issued, as well as the name and address of each transferee. The Company may treat the Person in whose name any Series 1 Preferred Shares is registered on the register as the owner and holder thereof for all purposes, notwithstanding any notice to the contrary, but in all events recognizing any properly made transfers.

17.Shareholder Matters; Amendment.

(a)Shareholder Matters. Any shareholder action, approval or consent required, desired or otherwise sought by the Company pursuant to the applicable laws, the constating documents of the Company, the terms hereof or otherwise with respect to the issuance of Series 1 Preferred Shares may be effected by written consent of the Company’s shareholders or at a duly called meeting of the Company’s shareholders, all in accordance with applicable laws.

(b)Amendment. The terms or any provision hereof may be amended by obtaining the affirmative vote at a meeting duly called for such purpose of the Required Holders, or written consent without a meeting in accordance with the applicable laws of all Holders, voting separately as a single class, and with such other shareholder approval, if any, as may then be required by applicable laws and constating documents of the Company.

18.Certain Defined Terms. For purposes of these terms, the following terms shall have the following meanings:

(a)“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of Calgary are authorized or required by law to remain closed.

(b)“Common Shares” means the common shares in the capital of the Company, as constituted from time to time.

(c)“Convertible Securities” means any shares or other security (other than Options) that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any Common Shares.

(d)“Fundamental Transaction”  means:

(i)the purchase or acquisition by any Person, or group of Persons acting jointly or in concert, of voting control or direction of an aggregate of 50% or more of the outstanding Common Shares, or securities convertible into or carrying the right to

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acquire Common Shares, other than as a result of the conversion of the Series 1 Preferred Shares hereunder;

(ii)the completion by the Company of an amalgamation, arrangement, merger or other consolidation or combination of the Company with another corporation or entity which requires approval of the shareholders of the Company pursuant to its constating documents, such that Persons would beneficially own, or exercise control or direction over, voting securities of the Company carrying the right to cast more than 50% of the votes attaching to all voting securities, and immediately following such an event, the directors of the Company immediately prior to such event do not constitute a majority of the board of directors (or equivalent) of the successor or continuing corporation or entity immediately following such event;

(iii)the election at a meeting of the Company’s shareholders of that number of Persons which would represent a majority of the board of directors of the Company, as directors of the Company who are not included in the slate for election as directors proposed to the Company’s shareholders by the Company;

(iv)the sale, lease or exchange of all or substantially all of the property of the Company other than in the ordinary course of business;

(v)such other transaction or series of transactions having substantially the same effect as any of the foregoing; or

(vi)such other transaction or series of transactions determined by the directors of the Company in their sole discretion to contemplate a Fundamental Transaction;

(e)“Initial Issuance Date” means the date upon which the Securities are issued by the Company.

(f)“Liquidation Event” means, whether in a single transaction or series of transactions, the voluntary or involuntary liquidation, dissolution or winding up of the Company or such Subsidiaries the assets of which constitute all or substantially all of the assets of the business of the Company and its Subsidiaries, taken as a whole.

(g)“Options” means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

(h)“Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

(i)“Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

(j)“Required Holders” means the holders of at least 50.1% of the outstanding Series 1 Preferred Shares.

(k)“Securities” means, collectively, the Series 1 Preferred Shares and the Common Shares issuable upon conversion of the Series 1 Preferred Shares.

(l)“Subsidiary” means any Person in which the Company, directly or indirectly, (i) owns a majority of the outstanding capital shares or holds a majority of equity or similar interest of such Person or (ii) controls or operates all or any part of the business, operations or administration of such Person.

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(m)“Successor Entity” means the Person (or, if so elected by the Required Holders, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Required Holders, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

(n)“Transaction Documents” means these terms and each of the other agreements and instruments entered into or delivered by the Company or any of the Holders in connection with the transactions contemplated thereby, all as may be amended from time to time in accordance with the terms hereof or thereof.

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EXHIBIT I

TIDAL ROYALTY CORP.

CONVERSION NOTICE

Reference is made to the terms, of the Series 1 Convertible Series 1 Preferred Shares of Tidal Royalty Corp. (the “Terms”). In accordance with and pursuant to the Terms, the undersigned hereby elects to convert the number of Series 1 Convertible Series 1 Preferred Shares, (the “Series 1 Preferred Shares”), of Tidal Royalty Corp., a British Columbia corporation (the “Company”), indicated below into common shares (the “Common Shares”), of the Company, as of the date specified below.

Date of Conversion:

Number of Series 1 Preferred Shares to be converted:

Share certificate no(s). of Series 1 Preferred Shares to be converted:

Tax ID Number (If applicable):

Conversion Rate:

Number of shares of Common Shares to be issued:

Please issue the Common Shares into which the Series 1 Preferred Shares are being converted in the following name and to the following address:

Issue to: _________________________________________

Address: _________________________________________

Telephone Number: ________________________________

Facsimile Number: _________________________________

Holder: __________________________________________

By: _____________________________________________

Title: ___________________________________________

Dated:_____________________________

Account Number (if electronic book entry transfer): __________________________________

Transaction Code Number (if electronic book entry transfer): __________________________

RESOLUTIONS OF THE DIRECTORS OF

TIDAL ROYALTY CORP.

(the “Company”)

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The undersigned, being all of the Company’s directors, hereby consent to and adopt in writing the following resolutions as of the 12th day of March, 2020.

SERIES 2 CONVERTIBLE PREFERRED SHARES

WHEREAS the Company’s authorized capital consists of an unlimited number of common shares without par value, an unlimited number of preferred shares without par value and an unlimited number of series 1 convertible preferred shares;

AND WHEREAS pursuant to the Company’s Articles it may issue preferred shares in one or more series, and the board of directors may create, define and attach rights and restrictions to the shares of each series, subject to the rights and restrictions attached to preferred shares as a class, such rights could include conversion, retraction and redemption rights, and preference with respect to the payment of dividends and the repayment of capital, the distribution of assets on liquidation; and

AND WHEREAS the Company wishes to create a new class of preferred shares titled “Series 2 Convertible Preferred Shares” with the attributes and rights as set out in the Terms of the Series 2 Convertible Preferred Shares (the “Statement of Terms”), attached hereto as Appendix “A”.

BE IT RESOLVED THAT:

1.that the board hereby creates a Series 2 Convertible Preferred Share class (the “Series 2 Shares”) of the capital of the Company, in furtherance of the creation of this Series 2 Shares class, the board adopts the attached Statement of Terms, as the designation, rights, preferences and limitations for the Series 2 Shares.

2.that any director or officer of the Company be hereby authorized to execute and deliver on behalf of the Company the Series 2 Shares substantially in the form presented to the board of directors with such changes thereto as the person executing the same shall approve, such approval to be conclusively evidenced by the execution and delivery thereof.

3.that the Company shall reserve sufficient shares of Common Shares for issuance pursuant to the conversion rights for the Series 2 Shares.

4.Any director or officer of the Company is hereby authorized and instructed to complete, execute and file or cause to be filed on behalf of the Company such reports pursuant to applicable securities legislation as he may be advised by counsel are necessary or desirable in respect of the Series 2

Shares.

5.that the officers of this corporation are, and each acting alone is, hereby authorized to do and perform any and all such acts, including execution of any and all documents and certificates, as such officers shall deem necessary or advisable, to carry out the purposes and intent of the foregoing resolutions.

6.that any actions taken by such officers prior to the date of the foregoing resolutions adopted hereby that are within the authority conferred thereby are hereby ratified, confirmed and approved as the acts and deeds of this corporation.

These resolutions may be signed by the directors in as many counterparts as may be necessary, each of which so signed will be deemed to be an original (and each signed copy sent by facsimile transmission or other electronic means will be deemed to be an original), and such counterparts together will constitute one and the same instruments and notwithstanding the date of execution will be deemed to bear the date set forth above.

“Stuart Wooldrige” Stuart Wooldridge	“Johannes (Theo) van der Linde Johannes (Theo) van der Linde
“Brendan Purdy” Brendan Purdy

APPENDIX “A”

STATEMENT OF TERMS OF SERIES 2 CONVERTIBLE PREFERRED SHARES

TIDAL ROYALTY CORP.

TERMS OF SERIES 2 CONVERTIBLE PREFERRED SHARES

1.Designation and Number of Shares. There shall hereby be created and established a series of preferred shares of Tidal Royalty Corp. (the “Company”) designated as “Series 2 Convertible Preferred Shares” (the “Series 2 Preferred Shares”). The authorized number of Series 2 Preferred Shares shall be unlimited. Capitalized terms not defined herein shall have the meaning as set forth in Section 18 below. No dividends shall accrue or be payable with respect to the Series 2 Preferred Shares except as set forth in Section 8 below.

2.Ranking. Except with respect to any future series of preferred shares of senior rank to the Series 2 Preferred Shares in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company or the Series 2 Preferred Shares and any future series of preferred shares of pari passu rank to the Series 2 Preferred Shares in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (collectively, the “Parity Shares”), all shares of capital stock of the Company shall be junior in rank to all Series 2 Preferred Shares with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company provided same are issued in accordance with the terms hereof including, for greater certainty, the Series 1 Convertible Preferred Shares and the Common Shares (collectively, the “Junior Shares”). The rights of all such shares of the Company shall be subject to the rights, powers, preferences and privileges of the Series 2 Preferred Shares set forth herein. For the avoidance of doubt, in no circumstance will a Series 2 Preferred Share have any rights subordinate or otherwise inferior to the rights of shares of Parity Shares or Junior Shares (as defined herein).

3.Issuance of Series 2 Preferred Shares. The Series 2 Preferred Shares may be issued in both certificated and uncertificated form. The Company shall, or shall cause the Transfer Agent to, deliver to each Holder (as defined herein) on the Initial Issuance Date certificates registered in the name of such Holder (or as such Holder may direct prior to the Initial Issuance Date) (“Certificated Series 2 Preferred Shares”), a direct registration statement evidencing such number of Series 2 Preferred Shares or an electronic deposit evidencing such number of Series 2 Preferred Shares as the Holder is entitled to (each of the direct registration statement and electronic deposit methods representing “Uncertificated Series 2 Preferred Shares”).

4.Conversion. Each Series 2 Preferred Share shall be convertible into validly issued, fully paid and non-assessable Common Shares (as defined herein) on the terms and conditions set forth in this Section 4.

(a)Holder’s Conversion Right. At any time or times on or after the thirteenth month anniversary of the Initial Issuance Date and before the two year anniversary of the Initial Issuance Date, each holder of a Series 2 Preferred Share (each, a “Holder” and collectively, the “Holders”) shall be entitled to convert any whole number of Series 2 Preferred Shares into validly issued, fully paid and non-assessable Common Shares in accordance with Section 4(c) at the Conversion Rate (as defined below). Any Series 2 Preferred Shares outstanding on the two year anniversary of the Initial Issuance Date shall automatically convert into fully paid and non-assessable Common Shares at such time in accordance with this Section 4 and without requiring any further action by the Holder.

(b)Conversion Rate. The number of validly issued, fully paid and non-assessable Common Shares issuable upon conversion of each Series 2 Preferred Share pursuant to Section 4(a) shall be determined pursuant to the following formula (the “Conversion Ratio”) subject to adjustment as provided for herein.

A + (A x B x C/12) + (A x B x D/12)
where
A =	1
B =	5%
C =

the number of whole months elapsed since the Initial Issuance Date and prior to the earlier of date of receipt by the Company of the applicable Conversion Notice and the one year anniversary of the Initial Issuance Date

D =

the number of whole months elapsed since the one year anniversary of the Initial Issuance Date and prior to the date of receipt by the Company of the applicable Conversion Notice and, for greater certainty, if the conversion occurs as a result of the automatic conversion at the two year anniversary of the Initial Issuance Date, D shall be 12

No fractional Common Shares are to be issued upon the conversion of any Series 2 Preferred Shares. If the conversion would result in the issuance of a fraction of a Common Share, the Company shall round such fraction of a Common Share down to the nearest whole Common Share.

(c)Mechanics of Conversion. The conversion of each Series 2 Preferred Share shall be conducted in the following manner:

(i)Holder’s Conversion. To convert a Series 2 Preferred Share into validly issued, fully paid and non-assessable Common Shares on any Business Day after the thirteenth month anniversary of the Initial Issuance Date and prior to the two year anniversary of the Initial Issuance Date (a “Conversion Date”), a Holder shall deliver (whether via facsimile or otherwise), for receipt on or prior to 11:59 p.m., Vancouver time, on such date, a copy of an executed notice of conversion of the Series 2 Preferred Shares subject to such conversion in the form attached hereto as Appendix “A “Exhibit I (the “Conversion Notice”) to the Company.

(A)A Holder of Certificated Series 2 Preferred Shares shall, within five (5) Business Days following a Conversion Notice of any such Series 2 Preferred Shares as aforesaid, surrender to a nationally recognized overnight delivery service for delivery to the Company the original certificates representing the Series 2 Preferred Shares so converted as aforesaid.

(B)A Holder of Uncertificated Series 2 Preferred Shares evidenced by a direct registration statement shall be deemed to have surrendered any such Series 2 Preferred Shares upon receipt by the Company of the Conversion Notice.

(C)A Holder of Uncertificated Series 2 Preferred Shares evidenced by a security entitlement in respect of such Series 2 Preferred Shares in the book entry registration system who desires to convert Series 2 Preferred Shares must do so by causing a Book Entry Participant to deliver to the Depository the Conversion Notice on behalf of the Holder. Forthwith upon receipt by the Depository, the Depository shall deliver to the Transfer Agent confirmation of its intention to convert Series 2 Preferred Shares in a manner acceptable to the Transfer Agent, including by electronic means through a book based registration system, including CDSX. By causing a Book Entry Participant to deliver a Conversion Notice to the Depository, a Holder shall be deemed to have irrevocably surrendered his or her Series 2 Preferred Shares so converted and appointed such Book Entry Participant to act as his or her exclusive settlement agent with respect to the conversion of the Series 2 Preferred Shares and the receipt of Common Shares in connection with the obligations arising from such conversion. Any Conversion Notice which the Depository determines to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no force and effect and the conversion to which it relates shall be considered for all purposes not to have been converted thereby. A failure by a Book Entry Participant to convert or to give effect to the settlement thereof in accordance with the Holder’s instructions will not give rise to any obligations or liability on the part of the Company or Transfer Agent to the Book Entry Participant or the Holder.

(ii)Company’s Response. On or before the fifth (5th) Business Day following the date of receipt by the Company of the original certificates representing the Series 2 Preferred Shares subject to the Conversion Notice (in the case of Certificated Series 2 Preferred Shares) or a duly completed Conversion Notice (in the case of Uncertificated Series 2 Preferred Shares), the Company shall issue and deliver, or cause to be issued and delivered (via reputable overnight courier, as applicable) as specified in such Conversion Notice, a certificate, direct registration statement or electronic deposit, registered in the name of such Holder or its designee, for the number of Common Shares to which such Holder shall be entitled. In the case of Certificated Series 2 Preferred Shares, if the number of Series 2 Preferred Shares represented by the Series 2 Preferred Share certificate(s) submitted for conversion pursuant to this Section 4(c) is greater than the number of Series 2 Preferred Shares being converted, then the Company shall issue and deliver to such Holder (or its designee) a new Series 2 Preferred Share certificate representing the number of Series 2 Preferred Shares not converted.

(iii)Record Holder. The Person or Persons entitled to receive the Common Shares issuable upon a conversion of Series 2 Preferred Shares shall be treated for all purposes as the record holder or holders of such Common Shares on the Conversion Date.

(iv)Withholding Tax. The Company will be entitled to deduct and withhold from any conversion of Series 2 Preferred Shares, and to otherwise recover from the Holder the full amount of taxes or other additional amounts required to be deducted or withheld by the Company under applicable laws.

5.Adjustments.

(a)Adjustment of Conversion Rate upon Subdivision or Combination of Common Shares. If the Company at any time on or after the Initial Issuance Date subdivides (by any share split, share dividends, recapitalization or otherwise) its outstanding Common Shares into a greater number of shares, the Conversion Rate in effect immediately prior to such subdivision will be proportionately increased. If the Company at any time on or after the Initial Issuance Date combines (by combination, reverse share split or otherwise) its outstanding Common

Shares into a smaller number of shares, the Conversion Rate in effect immediately prior to such combination will be proportionately decreased. Any adjustment pursuant to this Section 5 shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this Section 5 occurs during the period that a Conversion Rate is calculated hereunder, then the calculation of such Conversion Rate shall be adjusted appropriately to reflect such event.

(b)Rights Upon Fundamental Transactions. The Company shall not enter into or be party to a Fundamental Transaction unless the Successor Entity assumes in writing all of the obligations of the Company under these terms in accordance with the provisions of this Section 5(b) pursuant to written agreements, agreeing to deliver to each holder of Series 2 Preferred Shares in exchange for each such Series 2 Preferred Shares a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to these terms and having similar ranking to the Series 2 Preferred Shares. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of these terms and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under these terms and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein and therein. In addition to the foregoing, upon consummation of a Fundamental Transaction, the Successor Entity shall deliver to each Holder confirmation that there shall be issued upon conversion of the Series 2 Preferred Shares at any time after the consummation of such Fundamental Transaction, in lieu of the Common Shares (or other securities, cash, assets or other property (except such items still issuable under Section 5(a), which shall continue to be receivable thereafter)) issuable upon the conversion of the Series 2 Preferred Shares prior to such Fundamental Transaction, such publicly traded common shares (or their equivalent) of the Successor Entity (including its Parent Entity) that each Holder would have been entitled to receive upon the happening of such Fundamental Transaction had all the Series 2 Preferred Shares held by each Holder been converted immediately prior to such Fundamental Transaction (without regard to any limitations on the conversion of the Series 2 Preferred Shares contained herein), as adjusted in accordance with the provisions herein. The provisions of this Section 5(b) shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion of the Series 2 Preferred Shares.

6.Authorized Common Shares. The Company shall reserve and authorize for issuance such number of Common Shares as required to satisfy the conversion of each Series 2 Preferred Share. So long as any of the Series 2 Preferred Shares are outstanding, the Company shall take all action necessary to reserve and authorize for issuance such number of Common Shares as required to satisfy the conversion of the number of outstanding Series 2 Preferred Shares, as of any given date, at the then applicable Conversion Rate.

7.Voting Rights. Holders of Series 2 Preferred Shares shall have voting rights and are entitled to vote on a matter with holders of Common Shares (and Series 1 Preferred Shares if required by law or otherwise entitled to vote with the holders of Common Shares), voting together as one class. Each Series 2 Preferred Share shall entitle the holder thereof to cast that number of votes per share as is equal to the number of Common Shares into which it is then convertible using the record date for determining the shareholders of the Company eligible to vote on such matters as the date as of which the Conversion Rate is calculated. Holders of the Series 2 Preferred Shares shall be entitled to written notice of all shareholder meetings or written consents (and copies of proxy materials and other information sent to shareholders), which notice shall be provided pursuant to the Company’s bylaws and applicable law.

8.Dividends. Holders of Series 2 Preferred Shares shall be entitled to receive, pro rata with the holders of Common Shares, any dividend or other distribution declared by the Company at the discretion of the Board of Directors, to the same extent as if such Holders had converted each Series 2 Preferred Share held by them into Common Shares and had held such Common Shares on the record date for such dividends and distributions. The Company will be entitled to deduct and withhold from any dividends paid in respect of Series 2 Preferred Shares, and to otherwise recover from the Holder, the full amount of taxes or other additional amounts required to be deducted or withheld by the Company under applicable laws.

9.Liquidation. Dissolution, Winding-Up. In the event of a Liquidation Event, the Holders shall be entitled to receive in cash out of the assets of the Company, whether from capital or from earnings available for distribution to its shareholders (the “Liquidation Funds”), before any amount shall be paid to the holders of any Junior Shares, an amount per Series 2 Preferred Share equal to the value such Holder would receive if such Holder converted such Series 2 Preferred Shares into Common Shares immediately prior to the date of such payment, provided that if the Liquidation Funds are insufficient to pay the full amount due to the Holders and holders of Parity Shares, then each Holder and each holder of Parity Shares shall receive a percentage of the Liquidation Funds equal to the full amount of Liquidation Funds payable to such Holder and such holder of Parity Shares as a liquidation preference, in accordance with their respective terms, as a percentage of the full amount of Liquidation Funds payable to all holders of Series 2 Preferred Shares and all holders of Parity Shares. To the extent necessary, the Company shall cause such actions to be taken by each of its Subsidiaries so as to enable, to the maximum extent permitted by law, the proceeds of a Liquidation Event to be distributed to the Holders in accordance with this Section 9. All the preferential amounts to be paid to the Holders under this Section 9 shall be paid or set apart for payment before the payment or setting apart for payment of any amount for, or the distribution of any Liquidation Funds of the Company to the holders of shares of Junior Shares in connection with a Liquidation Event as to which this Section 9 applies.

10.Vote to Change the Terms of or Issue Series 2 Preferred Shares. In addition to any other rights provided by law, except where the vote or written consent of the holders of a greater number of shares is required by law or by another provision of the constating documents of the Company, without first obtaining the affirmative vote at a meeting duly called for such purpose or the written consent without a meeting of the Required Holders, voting together as a single class, the Company shall not: (a) amend or repeal any provision of, or add any provision to, the constating documents of the Company, or file any certificate of amendment, if such action would adversely alter or change in any respect the preferences, rights, privileges or powers, or restrictions provided for the benefit, of the Series 2 Preferred Shares, regardless of whether any such action shall be by means of amendment to the constating documents of the Company or by merger, consolidation or otherwise.

11.Lost or Stolen Certificates. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of any certificates representing Series 2 Preferred Shares (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of an indemnification undertaking by the applicable Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of the certificate(s), the Company shall execute and deliver new certificate(s) of like tenor and date.

12.Remedies, Other Obligations, Breaches and Injunctive Relief. The remedies provided in these terms shall be cumulative and in addition to all other remedies available under these terms, at law or in equity (including a decree of specific performance and/or other injunctive relief), and no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy. Nothing herein shall limit any Holder’s right to pursue actual and consequential damages for any failure by the Company to comply with the terms hereof. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by a Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder may cause irreparable harm to the Holders and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, each Holder shall be entitled, in addition to all other available remedies, to seek an injunction restraining any such breach or any such threatened breach, without the necessity of showing economic loss and without any bond or other security being required, to the extent permitted by applicable law. The Company shall provide all information and documentation to a Holder that is reasonably requested by such Holder to enable such Holder to confirm the Company’s compliance with the terms and conditions of these terms.

13.Noncircumvention. The Company hereby covenants and agrees that the Company will not, by amendment of its constating documents or through any reorganization, transfer of assets, consolidation, merger, plan of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms hereof, and will at all times in good faith carry out all the provisions of these terms and take all action as may be reasonably required to protect the rights of the Holders. Without limiting the generality of the foregoing or any other provision of these terms, the Company (i) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable Common Shares upon the conversion of Series 2 Preferred Shares and (ii) shall, so long as any Series 2 Preferred Shares are outstanding, take all action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the conversion of the Series 2 Preferred Shares, the maximum number of Common Shares as shall from time to time be necessary to effect the conversion of the Series 2 Preferred Shares then outstanding (without regard to any limitations on conversion contained herein).

14.Failure or Indulgence Not Waiver. No failure or delay on the part of a Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.

15.Notices.. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery, electronic mail, telegram, or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice. Any notice or other communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by facsimile, with accurate confirmation generated by the transmitting facsimile machine, or electronic mail at the address or number designated below (if delivered on a Business Day during normal business hours where such notice is to be received), or the first Business Day following such delivery (if delivered other than on a Business Day during normal business hours where such notice is to be received) or (b) on the second Business Day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be: (i) if to the Company, to 789 West Pender Street, Suite 810, Vancouver, BC V6C 1H2; and if to the Holder to the address on the register for the Series 2 Preferred Shares.

16.Series 2 Preferred Shares Register. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to the Holders), a register for the Series 2 Preferred Shares, in which the Company shall record the name, address, electronic mail and facsimile number of the Persons in whose name the Series 2 Preferred Shares have been issued, as well as the name and address of each transferee. The Company may treat the Person in whose name any Series 2 Preferred Shares is registered on the register as the owner and holder thereof for all purposes, notwithstanding any notice to the contrary, but in all events recognizing any properly made transfers.

17.Shareholder Matters; Amendment.

(a)Shareholder Matters. Any shareholder action, approval or consent required, desired or otherwise sought by the Company pursuant to the applicable laws, the constating documents of the Company, the terms hereof or otherwise with respect to the issuance of Series 2 Preferred Shares may be effected by written consent of the Company’s shareholders or at a duly called meeting of the Company’s shareholders, all in accordance with applicable laws.

(b)Amendment. The terms or any provision hereof may be amended by obtaining the affirmative vote at a meeting duly called for such purpose of the Required Holders, or written consent without a meeting in accordance with the applicable laws of all Holders, voting separately as a single class, and with such other shareholder approval, if any, as may then be required by applicable laws and constating documents of the Company.

18.Certain Defined Terns. For purposes of these terms, the following terms shall have the following meanings:

(a)“Book Entry Participant” means an institution that participates directly or indirectly in the Depository’s book entry registration system for the Series 2 Preferred Shares.

(b)“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of Vancouver are authorized or required by law to remain closed.

(c)“CDSX” means the settlement and clearing system of CDS Clearing and Depository Services Inc. for equity and debt securities in Canada.

(d)“Common Shares” means the common shares in the capital of the Company, as constituted from time to time.

(e)“Depository” means CDS Clearing and Depository Services Inc. or such other person as is designated in writing by the Company to act as depository in respect of the Series 2 Preferred Shares.

(f)“Fundamental Transaction” means:

(i)the purchase or acquisition by any Person, or group of Persons acting jointly or in concert, of voting control or direction of an aggregate of 50% or more of the outstanding Common Shares, or securities convertible into or carrying the right to acquire Common Shares, other than as a result of the conversion of the Series 2 Preferred Shares hereunder;

(ii)the completion by the Company of an amalgamation, arrangement, merger or other consolidation or combination of the Company with another corporation or entity which requires approval of the shareholders of the Company pursuant to its constating documents, such that Persons would beneficially own, or exercise control or direction over, voting securities of the Company carrying the right to cast more than 50% of the votes attaching to all voting securities, and immediately following such an event, the directors of the Company immediately prior to such event do not constitute a majority of the board of directors (or equivalent) of the successor or continuing corporation or entity immediately following such event;

(iii)the election at a meeting of the Company’s shareholders of that number of Persons which would represent a majority of the board of directors of the Company, as directors of the Company who are not included in the slate for election as directors proposed to the Company’s shareholders by the Company; or

(iv)the sale, lease or exchange of all or substantially all of the property of the Company other than in the ordinary course of business;

(g)“Initial Issuance Date” means the date upon which the Series 2 Preferred Shares are issued by the Company.

(h)“Liquidation Event” means, whether in a single transaction or series of transactions, the voluntary or involuntary liquidation, dissolution or winding up of the Company or such Subsidiaries the assets of which constitute all or substantially all of the assets of the business of the Company and its Subsidiaries, taken as a whole.

(i)“Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

(j)“Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

(k)“Required Holders” means the holders of at least 50.1% of the outstanding Series 2 Preferred Shares.

(l)“Subsidiary” means any Person in which the Company, directly or indirectly, (i) owns a majority of the outstanding capital shares or holds a majority of equity or similar interest of such Person or (ii) controls or operates all or any part of the business, operations or administration of such Person.

(m)“Successor Entity” means the Person (or, if so elected by the Required Holders, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Required Holders, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

(n)“Transaction Documents” means these terms and each of the other agreements and instruments entered into or delivered by the Company or any of the Holders in connection with the transactions contemplated thereby, all as may be amended from time to time in accordance with the terms hereof or thereof.

(o)“Transfer Agent” means National Securities Administrators Ltd. acting as transfer agent or such other transfer agent as appointed by the Company.

Exhibit I

TIDAL ROYALTY CORP.

CONVERSION NOTICE

Reference is made to the terms (the “Terms”), of the Series 2 Convertible Preferred Shares of Tidal Royalty Corp. (the “Series 2 Preferred Shares”). In accordance with and pursuant to the Terms, the undersigned hereby elects to convert the number of Series 2 Preferred Shares of Tidal Royalty Corp., a British Columbia corporation (the “Company”), indicated below into common shares (the “Common Shares”) of the Company, as of the date specified below.

Date of Conversion:
Number of Series 2 Preferred Shares to be converted:
Share certificate no(s). of Series 2 Preferred Shares to be converted (or account number if held in electronic book entry system):
Tax ID Number (If applicable):
Conversion Rate:
Number of shares of Common Shares to be issued:

Please issue the Common Shares into which the Series 2 Preferred Shares are being converted in the following name and to the following address:

Issue to:
Address:
Telephone Number:
Facsimile Number and / or e-mail address:
Holder:
By:
Title:
Dated:
Account Number (if electronic book entry transfer):
Transaction Code Number (if electronic book entry transfer):